SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD POINT TERMINALS, LP
(Name of Subject Partnership)
WORLD POINT TERMINALS, INC.
(Names of Filing Persons (Offeror))

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

98159G107
(CUSIP Number of Class of Securities)
Jonathan Q. Affleck
8235 Forsyth Boulevard, Suite 400
St. Louis, Missouri 63105
(314) 889-9660
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*
The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not already beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by World Point Terminals, Inc., a Delaware corporation (the “Offeror”), to purchase all outstanding common units (the “Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), that are not already beneficially owned by the Offeror and its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO.
Item 1.   Summary Term Sheet
Item 1001 of Regulation M-A
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information
Item 1002(a)-(c) of Regulation M-A
(a) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership” is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase under “The Offer—Section 6—Price Range of Units” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
Item 1003(a)-(c) of Regulation M-A
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 9—Certain Information Concerning the Offeror” and “Schedule A—Executive Officers and Directors of World Point Terminals, Inc.” is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror” is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror” and “Schedule A—Executive Officers and Directors of World Point Terminals, Inc.” is incorporated herein by reference.
Item 4.   Terms of the Transaction
Item 1004(a) of Regulation M-A
(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Introduction” is incorporated herein by reference.
(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Introduction” is incorporated herein by reference.
(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Special Factors—Section 9—Summary of the Transaction Agreement” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.
(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 9—Summary of the Transaction Agreement” is incorporated herein by reference.
(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.
(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 3—Procedure for Tendering Units” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.
(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 1—Terms of the Offer,” “The Offer—Section 2—Acceptance for Payment and Payment for Units” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.
(a)(1)(ix) Not applicable.
(a)(1)(x) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3,” “Special Factors—Section 13—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.
(a)(1)(xi) Not applicable.
(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 9—Summary of the Transaction Agreement” is incorporated herein by reference.
(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 9—Summary of the Transaction Agreement” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.
(a)(2)(iii) The information set forth in the Offer to Purchase under “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.
(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Special Factors—Section 5—Effects of the Offer and the Buyout” is incorporated herein by reference.
(a)(2)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3,” “Special Factors—Section 13—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.
(a)(2)(vi) Not applicable.
(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements
Item 1005(a)-(b) of Regulation M-A
(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee,” “Special Factors—Section 7—Certain Projected Financial Data,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units,” “Special Factors—Section 12—Related-Party Transactions” and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Special Factors—Section 12—Related-Party Transactions” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
Item 1006(a) and (c)(1)-(7)
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.
(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” and “Special Factors—Section 9—Summary of the Transaction Agreement” is incorporated herein by reference.
(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.
(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “The Offer—Section 6—Price Range of Units” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.
(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.
(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration
Item 1007(a), (b) and (d) of Regulation M-A
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.
(b) Not applicable.
(d) Not applicable.
Item 8.   Interest in Securities of the Subject Partnership
Item 1008 of Regulation M-A
(a) The information set forth in the Offer to Purchase under “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
Item 1009(a) of Regulation M-A
(a) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements
Item 1010(a) and (b) of Regulation M-A
(a)-(b) Financial information with respect to the Offeror is not material because (i) the Offer Price consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for all of the issued and outstanding Units, other than Units that are already beneficially owned by the Offeror and its affiliates.
Item 11.   Additional Information
Item 1011(a) of Regulation M-A
(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 12—Related-Party Transactions” and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.
(a)(2) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.
(a)(5) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 12.   Exhibits
Item 1016(a), (b), (d), (g) and (h) of Regulation M-A
(a)(1)(i)
Offer to Purchase, dated June 2, 2017.

(a)(1)(ii)
Form of Letter of Transmittal.

(a)(1)(iii)
Form of Notice of Guaranteed Delivery.

(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)
Form of Summary Advertisement, to be published in The New York Times on June 5, 2017.

(a)(1)(vii)
Press Release, dated June 2, 2017.

(a)(5)(i)
Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017 (filed as Exhibit (c)(4) to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 2, 2017 and incorporated herein by reference).

(b)
None.

(d)(1)
Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, and the Partnership.

(d)(2)
First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended (filed as Exhibit 3.1 to Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

(g)
None.

(h)
None.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 2, 2017
WORLD POINT TERMINALS, INC.
By:
/s/ Jonathan Q. Affleck

Name: Jonathan Q. Affleck
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX
Item 1016(a), (b), (d), (g) and (h) of Regulation M-A
(a)(1)(i)	Offer to Purchase, dated June 2, 2017.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Summary Advertisement to be published in The New York Times on June 5, 2017.
(a)(1)(vii)	Press Release, dated June 2, 2017.
(a)(5)(i)	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017 (filed as Exhibit (c)(4) to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 2, 2017 and incorporated herein by reference).
(b)	None.
(d)(1)	Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, and the Partnership.
(d)(2)	First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended (filed as Exhibit 3.1 to Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).
(g)	None.
(h)	None.